Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

June 9, 2006

Item 3  News Release

A press release was issued on June 9, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On June 9, 2006, the Company announced that its Board of Directors is recommending that shareholders approve a C$13.00 all cash transaction to be implemented by way of a plan of arrangement. The Company has entered into an agreement with Georgia Gulf Corporation (GGC - NYSE) pursuant to which it will acquire all of the common shares of the Company at a price of C$13.00 per share, subject to, among other conditions, approval by shareholders of the Company at a special meeting of shareholders. The total value of the transaction, including debt, is C$1.7 billion (US$1.5 Billion).

The all-cash transaction represents a 43.5% premium over the Company's closing share price on the Toronto Stock Exchange of $9.06 on June 8, 2006.

The Company has been involved in a sale process since May 25, 2005, when its board announced that it would open a data room and solicit bids from a broad group of potential acquirers. Over 30 potential bidders signed confidentiality agreements and were allowed access to the data room, with six potential bidders receiving extensive management presentations. The Georgia Gulf transaction was the best transaction proposal to emerge from the process.

The Company's board of directors, acting on the unanimous recommendation of the special committee of independent directors for the previously announced sale process, unanimously approved the transaction and determined that the transaction is fair to the Company's shareholders and is in the best interests of the Company. The board of directors is recommending that the Company shareholders vote in favor of the transaction. The Company's board of directors has received an independent opinion from BMO Nesbitt Burns Inc. that the consideration is fair, from a financial point of view, to the Company's shareholders. Deutsche Bank and Scotia Capital Inc. provided advisory services to the board in connection with the transaction.

The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 2/3% of the votes cast by the Company's shareholders at a meeting of shareholders, currently anticipated to take place in July, as well as court approval. A proxy circular will be prepared and mailed to shareholders later this month providing shareholders with important information about the transaction. Once mailed, the proxy circular will be available at the Canadian SEDAR website at www.sedar.com. All shareholders are urged to read the proxy circular once it is available.

The closing is subject to certain other customary conditions, including regulatory approvals. The proposed transaction is expected to close in Early September 2006.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

June 13, 2006

SCHEDULE “A”

Royal Group announces agreement to be acquired by Georgia Gulf for $13.00 per share in cash

TORONTO, June 9 /CNW/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that its Board of Directors is recommending that shareholders approve a $C13.00 all cash transaction to be implemented by way of a plan of arrangement. The Company has entered into an agreement with Georgia Gulf Corporation (GGC - NYSE) pursuant to which it will acquire all of the common shares of Royal Group at a price of C$13.00 per share, subject to, among other conditions, approval by shareholders of Royal Group at a special meeting of shareholders. The total value of the transaction, including debt, is C$1.7 billion (US$1.5 Billion).

The all-cash transaction represents a 43.5% premium over Royal Group's closing share price on the Toronto Stock Exchange of $9.06 on June 8, 2006.

Royal Group has been involved in a sale process since May 25, 2005, when its board announced that it would open a data room and solicit bids from a broad group of potential acquirers. Over 30 potential bidders signed confidentiality agreements and were allowed access to the data room, with six potential bidders receiving extensive management presentations. The Georgia Gulf transaction was the best transaction proposal to emerge from the process.

Royal Group's board of directors, acting on the unanimous recommendation of the special committee of independent directors for the previously announced sale process, unanimously approved the transaction and determined that the transaction is fair to Royal Group's shareholders and is in the best interests of the company. The board of directors is recommending that Royal Group shareholders vote in favor of the transaction. Royal Group's board of directors has received an independent opinion from BMO Nesbitt Burns Inc. that the consideration is fair, from a financial point of view, to Royal Group's shareholders. Deutsche Bank and Scotia Capital Inc. provided advisory services to the board in connection with the transaction.

"This transaction creates significant immediate value for Royal Group's shareholders and strengthens the company's business through a combination with a strong, technologically advanced force in the vinyl industry", commented Robert E. Lamoureux, Royal Group's Chairman of the Board and chair of the special committee. "Nevertheless, this was not an easy decision for our board of directors. The company's management team and employees have been working extremely hard over the last year in refocusing the company and implementing the previously announced Management Improvement Plan, while at the same time fully supporting the sale process. Our board recognizes that the Management Improvement Plan has the potential to deliver long-term value for shareholders. However, after considering all the advantages and disadvantages of this transaction versus pursuing the Management Improvement Plan, including the risks and uncertainties associated with the Plan, the board concluded that, this transaction is fair and in the best interests of our shareholders and the company. It is also a transaction that will create real benefits for our customers and employees", added Mr. Lamoureux.

Lawrence J. Blanford, Royal Group's President and C.E.O., added that, "we are pleased to have a significant premium to the current share price offered to our shareholders, which is a reflection of the hard work the entire organization has put into the Management Improvement Plan over the past year".

The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 2/3% of the votes cast by Royal Group's shareholders at a meeting of shareholders, currently anticipated to take place in July, as well as court approval. A proxy circular will be prepared and mailed to shareholders later this month providing shareholders with important information about the transaction. Once mailed, the proxy circular will be available at the Canadian SEDAR website at www.sedar.com. All shareholders are urged to read the proxy circular once it is available.

The closing is subject to certain other customary conditions, including regulatory approvals. The proposed transaction is expected to close in Early September 2006.

About Georgia Gulf Corporation
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Georgia Gulf, headquartered in Atlanta, Georgia, is a major manufacturer and marketer of two integrated product lines, chlorovinyls and aromatics. Georgia Gulf's chlorovinyls products include chlorine, caustic soda, vinyl chloride monomer and vinyl resins and compounds. Georgia Gulf's primary aromatic products include cumene, phenol and acetone.

Royal Group Technologies Limited
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Royal Group Technologies is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries, and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC, and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal Group's outstanding debt and current debt ratings; Royal Group's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal Group's credit facilities; changes in Royal Group's product mix; the growth rate of the markets into which Royal Group's products are sold; market acceptance and demand for Royal Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of June 9, 2006 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: contact: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701/